Mail Stop 3561

June 19, 2007

Via U.S. Mail

Liping Deng
President and Chief Executive Officer
China Agri-Business Inc.
Finance Plaza 9th Floor
Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, CHINA 710068

Re: China Agri-Business, Inc.
Amendment no. 3 to Registration Statement on Form SB-2
Filed June 7, 2007
File No. 333-135729

Dear Mr. Deng,

　　We have reviewed your responses to the comments in our letter dated May 16, 2007 and have the following additional comments.

Registration Statement

Audited Financial Statements as of December 31, 2006

1. We note that you have made several revisions to amounts presented in your balance sheet, statement of stockholders' equity, and statement of cash flows as of December 31, 2006. The revised amounts appear to be related to property, plant and equipment, deposit paid in connection with contemplated acquisition, intangible assets, and foreign currency translation adjustment. Please explain to us the nature of each change to the audited financial statements and tell us why you believe it was appropriate to make the change and tell us if you believe the amount represents a correction of an error. Also, please tell us if these revised amounts have been audited by your independent accountant. If so, the date on the auditor's report should be revised to reflect the latest date that the changes to the financial statements were audited. If not, please explain to us why these amounts have not been audited. Additionally, your liquidity section of MD&A should be revised to

be consistent with the amounts presented in the audited financial statements. We may have further comment upon receipt of your response.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink, LLC
        via facsimile: 212-688-7273